TOA Distribution Systems Inc.

5700 University West Blvd SE
Albuquerque, NM 87106

Telephone: 509 919 8036

United States

Securities and Exchange Commission

Washington D.C. 20549

Re: Form 10-K for the Fiscal Year ended March 31, 2014

Filed July 14, 2014

File No. 333-153863

Subject: Your letter dated October 17, 2014

Attention: Tai I. Jenkins

Senior Assistant Chief Accountant

In response to the referenced matter and your letter, we provide the following response.

We have revised Section 302(a) Certification located at Exhibit 31.1, to comply with the format and requirements of Item 601(b)(31). A copy of the revised Exhibit 31.1 is attached. This Exhibit 31.1 will be filed with the amended 10-KA within the next few days.

In addition, he Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for pointing out this issue to the Company.

Sincerely,

TOA Distribution Systems Inc

Paul A. Ruppanner, Chief Executive Officer, Chief Financial Officer, Secretary and Director